

# Volume Leaders - All Marketable
## Top 30 Symbols by Volume and Fill Rate for Sep 17, 2019
### (Excludes non-marketable orders)

| | | | |
|---|---|---|---|
| All Marketable Shares Received: | 2,818,144,072 | Total Shares Received: | 3,996,765,248 |
| All Marketable Shares Filled: | 91,620,225 | Total Shares Filled: | 117,063,732 |
| All Marketable Shares Fill Rate (%): | 3.25 | Total Shares Fill Rate (%): | 2.93 |

| TOP 30 BY VOLUME | | | | TOP 30 BY FILL RATE* | |
|---|---|---|---|---|---|
| Rank | Symbol | Shares Traded | Fill Rate (shares) | Symbol | Fill Rate (shares) |
| 1 | SNNA | 2,061,908 | 17.7% | MYT | 98.1% |
| 2 | GHSI | 1,733,139 | 36.0% | VEA | 85.1% |
| 3 | ACRS | 1,388,366 | 21.3% | BF/B | 76.7% |
| 4 | JCP | 1,284,439 | 39.2% | VIVE | 69.2% |
| 5 | AMR | 1,255,217 | 32.8% | UCO | 62.7% |
| 6 | VEA | 1,100,725 | 85.1% | RLGY | 60.2% |
| 7 | CHK | 1,082,969 | 1.0% | CRZO | 57.0% |
| 8 | OXY | 1,014,621 | 7.3% | EFA | 54.9% |
| 9 | CEI | 966,045 | 24.2% | JPST | 49.3% |
| 10 | SIG | 752,762 | 4.8% | TOCA | 47.8% |
| 11 | DHI | 642,443 | 18.2% | AAT | 46.6% |
| 12 | CTVA | 623,594 | 20.4% | AUO | 42.9% |
| 13 | NTAP | 611,497 | 11.5% | XLK | 42.6% |
| 14 | UWT | 573,053 | 27.3% | NAKD | 42.2% |
| 15 | EFA | 543,100 | 54.9% | CGIX | 41.0% |
| 16 | BWA | 538,000 | 23.5% | TSE | 40.3% |
| 17 | WLL | 509,763 | 1.8% | JCP | 39.2% |
| 18 | XOP | 495,519 | 4.5% | RTTR | 39.1% |
| 19 | MYT | 477,060 | 98.1% | CI | 38.9% |
| 20 | LNG | 459,096 | 12.2% | KOPN | 38.5% |
| 21 | SDC | 449,590 | 5.9% | HOME | 38.4% |
| 22 | TEL | 434,470 | 21.3% | SRCI | 37.7% |
| 23 | ARMK | 407,810 | 3.5% | GHSI | 36.0% |
| 24 | PM | 396,615 | 2.5% | FB | 35.2% |
| 25 | ATNX | 392,838 | 2.1% | HEBT | 35.1% |
| 26 | FCEL | 390,344 | 8.1% | MDCO | 34.4% |
| 27 | KHC | 377,185 | 15.7% | VUZI | 34.3% |
| 28 | OSTK | 359,518 | 2.0% | ROKU | 34.2% |
| 29 | MDB | 359,239 | 23.5% | GPS | 33.8% |
| 30 | SQ | 352,128 | 28.1% | VFC | 33.5% |

* Symbols with a minimum of 75,000 shares traded.